UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha'solelim Street
Tel Aviv, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 7, 2012

To the Shareholders of
Check Point Software Technologies Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. will be held on June 7, 2012 at 5:00 p.m. (Israel time), at Check Point's principal executive offices at 5 Ha'solelim St., Tel Aviv, Israel (the telephone number at that address is +972-3-753-4555).

The following matters are on the agenda for the meeting:

(1)	to elect six directors – the terms of six of our current directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)	to elect two outside directors – the terms of two of our outside directors will expire at the meeting, and we are proposing to reelect these two outside directors;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2012 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2011 consolidated financial statements;

(4)	to approve compensation to our Chief Executive Officer who is also the Chairman of our board of directors; and

(5)
as required by Israeli law, to authorize the Chairman of our board of directors to continue serving as Chairman of our board of directors and our Chief Executive Officer for up to three years following the meeting.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on April 30, 2012.  You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on April 30, 2012, or which appears in the participant listing of a securities depository on that date.

You can vote your shares by attending the meeting or by completing and signing a proxy card. Proxy cards will be distributed to shareholders after April 30, 2012, the record date for the meeting, together with a proxy statement which will include the full version of the proposed resolutions.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposals nos. 2, 4 and 5.  In order to approve the election of our two outside directors in proposal no. 2, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders or shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  In order to approve to approve the compensation of our Chief Executive Officer who is also the Chairman of the Board of Directors in proposal no. 4, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  In order to approve the authorization of Mr. Gil Shwed to continue to serve as Chairman of the Board and Chief Executive Officer in proposal no. 5, the affirmative vote of the ordinary shares must either include two-thirds of the ordinary shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute an additional notice and proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after April 30, 2012, the record date for the meeting.  Shareholders may also review the proxy statement on our company's website at www.checkpoint.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-753-4555) until the date of the meeting.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: April 16, 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

April 16, 2012	By:	/s/ John Slavitt
John Slavitt
General Counsel